October 20, 2009

Richard Solomons
Finance Director
InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR, U.K.

> **Re:** **InterContinental Hotels Group PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 7, 2009**
> **File No. 1-10409**
> **Response Letters Dated September 29, 2009 and September 30, 2009**

Dear Mr. Solomons:

We refer you to our comment letter dated August 20, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Karen Garnett
        Assistant Director
        Division of Corporation Finance